Filed Pursuant to Rule 433 Registration Statement No. 333-282565
AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Autocallable Strategic Accelerated Redemption Securities® Linked to the EURO STOXX 50® Index
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately six years, if not called earlier
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Automatic Call	The notes will be called automatically if the Observation Level of the Market Measure on any of the Observation Dates is equal to or greater than the Call Level
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately one, two, three, four, five and six years from the pricing date
Call Level	100.00% of the Starting Value
Call Amounts

[$10.675 to $10.775] if called on the first Observation Date, [$11.350 to $11.550] if called on the second Observation Date, [$12.025 to $12.325] if called on the third Observation Date, [$12.700 to $13.100] if called on the fourth Observation Date, [$13.375 to $13.875] if called on the fifth Observation Date and [$14.050 to $14.650] if called on the final Observation Date, each to be determined on the pricing date

Payout Profile at Maturity	If the notes are not called, 1-to-1 downside exposure to decreases in the Market Measure beyond a 15.00% decline, with up to 85.00% of your principal amount at risk
Threshold Value	85.00% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Observation Level of the Market Measure on at least one of the Observation Dates will be equal to or greater than the Call Level and, in that case, are willing to have their notes called. This investment is also designed for investors who are willing to accept that their return on their investment will be capped at the applicable Call Premium, take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000183988226001984/bns14741_fwp-00911.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●If your notes are not called, depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

●Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

●The initial estimated value of the notes on the pricing date will be less than their public offering price.

●If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

●If called, your return on the notes is limited to the applicable Call Premium.

●You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

●Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Market Measure and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Market Measure during the term of your notes, although the level of the Market Measure may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS’s Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.